RMS

SEC MAIL PROCESSING
Received
FEB 23 2018
WASH, D.C.

18000878

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontegra Strategies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Skokie Blvd., Suite 500
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. Forsvth. III — 847-509-9860 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, William D. Forsyth, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontegra Strategies, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Illinois
County of Cook
Signed and affirmed to before me on
February 16, 2018

Signature

President
Title

Notary Public

MELISSA R ERICKSON
Official Seal
Notary Public - State of Illinois
My Commission Expires Aug 25, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frontegra Strategies, LLC

Financial Report
with Supplementary Information
Year Ended December 31, 2017

Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Frontegra Strategies, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Frontegra Strategies, LLC as of December 31, 2017 and the related statements of income and member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Frontegra Strategies, LLC as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Frontegra Strategies, LLC's management. Our responsibility is to express an opinion on Frontegra Strategies, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Frontegra Strategies, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Frontegra Strategies, LLC's financial statements. The supplemental information is the responsibility of Frontegra Strategies, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Frontegra Strategies, LLC's auditor since 2006.
Chicago, Illinois
February 16, 2018

Frontegra Strategies, LLC

Statement of Financial Condition
December 31, 2017

Current Assets		
Cash	$	215,884
Customer receivables		349,443
Prepaid expenses		36,425
Total assets	**$**	**601,752**
Member's Equity	**$**	**601,752**

Frontegra Strategies, LLC

Statement of Income and Member's Equity
Year Ended December 31, 2017

Revenue - Fees	$ 1,420,085
Expenses	
Professional fees	28,800
Insurance	1,618
State registration and filing fees	50,608
Office	20,186
Salaries and payroll taxes	1,396,663
Total expenses	1,497,875
Net Loss	(77,790)
Member's Equity - Beginning of year	679,542
Member's Equity - End of year	**$ 601,752**

See Notes to Financial Statements.

Frontegra Strategies, LLC

Statement of Cash Flows
Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net loss	$	(77,790)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase (Decrease) in:		
Customer receivables		76,377
Prepaid expenses		(3,579)
Net cash used in operating activities		(4,992)
Cash - Beginning of year		220,876
Cash - End of year	**$**	**215,884**

See Notes to Financial Statements.

Note 1 - Industry Operations

Frontegra Strategies, LLC (formerly known as Frontegra Alternative Strategies, LLC) (the "Company") was formed on March 15, 2005 as a Delaware limited liability company. The Company is a registered securities broker-dealer engaged in the business of selling mutual funds and promoting interests in limited partnerships, limited liability companies, and other similar private equity products. The Company also acts as the principal distributor of mutual fund shares. The Company is exempt from the reporting requirements under Rule 15c3-3(k)(2)(i).

Note 2 - Summary of Significant Accounting Policies

Aspects of the Limited Liability Company – As a limited liability company, the member's liability is limited to capital invested. Under its operating agreement, the Company has one class of member interest, and the member's interest is proportional to the number of equity units acquired by the member to the total number of units issued by the Company. Allocation of profits, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

Cash – The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Customer Receivables – Receivables are carried at original invoice amount less any estimates made for doubtful receivables. Management determines the allowances for doubtful accounts by reviewing and

Note 2 - Summary of Significant Accounting Policies (Continued)

identifying troubled accounts on a monthly basis and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Revenue Recognition – Revenue is realized from commissions and fees for services provided, or as a percentage of the fees earned on securities raised. These fees are recognized as earned or when the related deal is consummated.

Income Taxes – The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The member is taxed individually on the Company's earnings.

Accordingly, the financial statements do not reflect a provision for income taxes.

The Company has no uncertain tax positions.

Upcoming Accounting Pronouncements –
In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the current revenue recognition requirements in Topic 605, Revenue Recognition. The ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including

Note 2 - Summary of Significant Accounting Policies (Continued)

significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new quidance will be effective for the Company's year ending December 31, 2018 (balance sheet date), or and for interim periods in the year ending December 31, 2018 (balance sheet date). The Company expects that this change will not materially affect its financial statements.

Management Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Company has evaluated subsequent events through February 16, 2018, the date the financial statements are issued. On February 5, 2018, the Company entered into a purchase agreement with Frontier North America Holdings, Inc., whereby Frontier North America Holdings, Inc. will purchase a 100% membership interest of the Company for $3 million. The Company has filed its continuing membership application with FINRA and anticipates the sale to be completed in the first quarter of 2018.

Note 3 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not

exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2017, the Company had net capital of $215,884, of which $190,884 was in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

Note 4 - Major Customer

In 2017, revenues from one customer amounted to 99.81 percent of the Company's fee revenue. The receivable balance for this customer was $349,443 as of December 31, 2017.

Supplementary Information

Frontegra Strategies, LLC

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2017

Total members' equity	$ 601,752
Deductions and/or Charges	
Nonallowable assets/liabilities:	
Accounts receivable	349,443
Prepaid expenses	36,425
Net capital	215,884
Net Capital Requirement	25,000
Excess net capital	190,884
Aggregate Indebtedness	**$ -**
Ratio of Aggregate Indebtedness to Net Capital	**0.00 to 1**

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2017.

The Company claimed an exemption from Rule 15c3-3 under paragraph (k)(2)(i). Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3."

The Company has no liabilities subordinated to the claims of general creditors, therefore a statement of changes in liabilities subordinated to the claims of general creditors is not presented.

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Frontegra Strategies, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Frontegra Strategies, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Frontegra Strategies, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Frontegra Strategies, LLC stated that Frontegra Strategies, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Frontegra Strategies, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Frontegra Strategies, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 16, 2018

FRONTEGRA STRATEGIES, LLC
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2017

We, as members of management of Frontegra Strategies, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017, without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Frontegra Strategies, LLC

William D. Forsyth III, President

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
Frontegra Strategies, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Frontegra Strategies, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Frontegra Strategies, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Frontegra Strategies, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Frontegra Strategies, LLC's management is responsible for Frontegra Strategies, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Chicago, Illinois
February 16, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*****2373*********************MIXED AADC 220
67094 FINRA DEC
FRONTEGRA STRATEGIES LLC
400 SKOKIE BLVD STE 500
NORTHBROOK, IL 60062-7905

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

___

2. A.	General Assessment (item 2e from page 2)		$ 864
B.	Less payment made with SIPC-6 filed (exclude interest) 07/2017 Date Paid		(420)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		444
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 444
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 444	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

___

___

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Frontegra Strategies LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 25 day of January, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,420,085

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 844,412

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 844,412

2d. SIPC Net Operating Revenues — $ 575,673

2e. General Assessment @ .0015 — $ 864

(to page 1, line 2.A.)